Exhibit 99.2

DIDI GLOBAL INC.

(an exempted company incorporated in the Cayman Islands)

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held on May 23, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of all of the shareholders of the Company has been scheduled for May 23, 2022 at 7:00 p.m., Beijing Time, or 7:00 a.m. Eastern Time, to be held at No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District, Beijing, China. Shareholders may also attend the meeting by telephone conference call. To attend, please request call-in details by email to ir@didiglobal.com.

The shareholders shall be asked to consider and, if in favor, pass the following resolution:

1.	as an ordinary resolution, to delist the Company’s American Depositary Shares from the New York Stock Exchange (the “Delisting”) as soon as practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company’s shares will not be listed on any other stock exchange before the Delisting is completed.

The board of directors of the Company has fixed the close of business on April 28, 2022, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice and to attend and vote at the EGM or any adjourned or postponed meeting thereof pursuant to the memorandum and articles of association of the Company currently in effect. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas (the “Depositary”).

The beneficial owners of Class B ordinary shares of the Company have informed the Company that they will vote on a one vote per share basis at the EGM, same as holders of Class A ordinary shares.

ADS holders may tender their ADSs to the Depositary in exchange for Class A ordinary shares of the Company, at any time, with each four ADSs returned to be exchanged into one Class A ordinary share in accordance with the terms and conditions of the deposit agreement entered into among the Company, the Depositary, and holders and beneficial owners of the ADSs from time to time. ADS holders may consult with their professional advisers or the Depositary regarding the exchange of ADSs into Class A ordinary shares.

Your vote is important. If you cannot attend the meeting, you are urged to complete, sign, date and return the accompanying proxy form provided as Appendix I hereto as promptly as possible.

Beijing, April 16, 2022

By Order of the Board of Directors

/s/ Will Wei Cheng
Will Wei Cheng

Chairman of the Board of Directors

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District, Beijing, China, or send copies of the foregoing by email to ir@didiglobal.com, in each case marked for the attention of Tianyi Wang, not later than 48 hours before the time appointed for the holding of the EGM or adjourned EGM in accordance with the memorandum and articles of association of the Company currently in effect. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

Appendix I

Form of Proxy